March 28, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David R. Humphrey
Beverly A. Singleton

Re:	Dunkin’ Brands Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-35258

Ladies and Gentlemen:

Dunkin’ Brands Group, Inc. (the “Company”) respectfully submits this letter in response to the comment contained in your letter dated March 28, 2012 relating to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2012. We have, for your convenience, reproduced the Staff’s comment, followed by the Company’s responses, below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 66

Note (6) Investments in joint ventures, page 82

1. In response to our comment 2, we note that you intend to revise your disclosure regarding the use of the third-party valuation specialist to assist the Company in determining the fair value of your investment in BR Korea. We further note that your revised disclosure acknowledges the Company’s responsibility for the determination that the carrying value of the investment in BR Korea exceeded its fair value by $19.8 million, and that such determination resulted in the recording of an impairment charge in that amount in the fourth quarter of 2011. However, in light of the materiality of this impairment charge to your results of operations for the fiscal year ended December 31, 2011, and since your December 31, 2011 Annual Report on

130 Royall Street Canton, MA 02021	p 781-737-3000 f 781-737-4000

Securities and Exchange Commission	-2-	March 28, 2012

Form 10-K (as it currently exists) is incorporated by reference into your Registration Statement No. 333-176246 on Form S-8, it appears you should amend your December 31, 2011 Annual Report on Form 10-K. In this regard, your current disclosure attributes the determination of the fair value of your investment in BR Korea to a third party expert. As discussed in Question 141.02 of the C&DIs, if the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has amended its Annual Report on Form 10-K for the year ended December 31, 2011 in order to revise the identified language included in Note (6) to its consolidated financial statements for the fiscal years ended December 31, 2011, December 25, 2010 and December 26, 2009 to read as follows:

During the fourth quarter of 2011, management concluded that indicators of potential impairment were present related to our investment in BR Korea based on continued declines in the operating performance and future projections of the Korea Dunkin’ Donuts business. Accordingly, the Company engaged an independent third-party valuation specialist to assist the Company in determining the fair value of our investment in BR Korea. The valuation was completed using a combination of discounted cash flow and income approaches to valuation. Based in part on the fair value determined by the independent third-party valuation specialist, the Company determined that the carrying value of the investment in BR Korea exceeded fair value by $19.8 million, and as such the Company recorded an impairment charge in that amount in the fourth quarter of 2011. The impairment charge was allocated to the underlying goodwill, intangible assets, and long-lived assets of BR Korea, and therefore resulted in a reduction in depreciation and amortization, net of tax, of $1.0 million, in fiscal year 2011, which is recorded within equity in net income (loss) of joint ventures in the consolidated statements of operations.

The Company supplementally advises the Staff that it has considered whether the amendment to its Annual Report on Form 10-K for the year ended December 31, 2011 referred to above necessitates the filing by the Company of a Current Report on Form 8-K under Item 4.02 thereof or whether such amendment has affected the Company’s conclusion regarding the effectiveness of its disclosure controls and procedures as reported in its Annual Report on Form 10-K and has determined that no such Current Report on Form 8-K and no change in the Company’s conclusion regarding its disclosure controls and procedures is required as a result of the amendment.

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Securities and Exchange Commission	-3-	March 28, 2012

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (781) 737-3360 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Sincerely,

/s/ Richard J. Emmett

Richard J. Emmett

cc:	Nigel Travis
Craig E. Marcus